Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 21, 2015

Relating to Preliminary Prospectus dated October 15, 2014

Registration No. 333-199321

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/Archives/edgar/data/1408356/000119312514371976/0001193125-14-371976-index.htm . Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on this website.

The Rise of the Impact Investor

By Christy Karras

January 21, 2015

Impact investing has emerged as a major market trend as a growing number of investors are seeking more than just financial returns from their investments. Whether it’s focusing on environmental sustainability or building jobs in their local communities, Americans are increasingly choosing to link their investments with social issues they care about.

The idea of impact investing has been around for years, but it’s entering the mainstream as a growing number of investors see it not only as a statement of their values but also as a savvy money-making move.

These “triple bottom line” investors are looking for positive change in people and the planet as well as profit. And their ranks are growing fast.

“Sustainable, responsible and impact investing assets have grown 76 percent in just two years: from $3.74 trillion at the start of 2012 to $6.57 trillion at the start of 2014,” according to a November US SIF Foundation report. (http://www.ussif.org/blog_home.asp?Display=55)

“In the last 10 to 15 years, the number of social impact funds has grown from a handful to several hundred. Since 2012 alone, the number of funds globally has increased from at least 206 to 316,” a recent Knowledge@Wharton article noted. (http://knowledge.wharton.upenn.edu/article/social-impact-demand-financial-sacrifice/)

The growth is being sparked by a new wave of online investment sites that bring more investment options to more people, and Millennials—who grew up in the digital age and want to merge their investments with their passions—are leading the charge. “Millennials are generally more interested than the Gen X, Baby Boomer, and WWII generations in learning how to apply their wealth to help others,” according to a High Net Worth Millennials report by the Spectrem Group. (http://spectrem.com/Content_Press/May-28-2013-Press-Release.aspx)

New options

Mutual funds that promise not to invest in certain areas—fossil fuels or tobacco, for example—remain a traditional venue for impact investing. But while many socially responsible investments have focused on avoiding the negative, some impact investors are focusing on putting money toward the causes they do want to support.

Individuals seeking even more control over where their money goes are looking for direct investments. Those include microfinance projects that let them lend money to small-business owners, or even to students to fund their college educations. (https://commonbond.co/)

And some hands-on impact investors prefer to choose individual companies to support rather than leaving decisions in the hands of managers whose values might not match theirs (for example, a “socially responsible” fund might invest in an oilfield equipment manufacturer).

(http://www.usatoday.com/story/money/business/2014/06/01/wscs-social-investing-4-companies-making-a-difference/9815417/)

SolarCity, the largest residential solar-panel installer in the United States, recently began offering Solar Bonds directly via its website. (https://solarbonds.solarcity.com/) The interest payments on the bonds come from regular payments from thousands of customers who have had solar panels installed on their homes. The bonds are helping fuel SolarCity’s rapid growth even as they offer investors attractive returns (currently up to 4 percent interest).

Tim Newell, SolarCity’s vice president of financial products, says financial returns are as important as the feel-good factor.

“Investing in Solar Bonds supports our country’s transformation to clean energy. But what investors like is that the bonds offer solid returns that are higher than many comparable fixed income investments,” Newell said. “It’s one thing to say to people, ‘you should support solar because it’s good for the environment,’ but it’s another to say that you invest in solar because it’s good for your portfolio.”

In turn, impact investors are having a ripple effect on the economy. For example, since SolarCity is using the money from Solar Bonds to install solar panels on American houses, the money also goes toward hiring about 350 workers a week.

Investments in solar have also helped make it cheaper: researchers with Greentech Media estimate that by 2020, solar will be a better deal than regular electricity in more than half of the U.S. (http://fusion.net/story/33063/the-real-fun-for-solar-in-america-begins-in-2020/)

What’s old is new

The idea of impact or values-based investing has been around for centuries. In the modern era, impact investing gained renewed attention alongside the political and ethical debates of the 1960s and 1970s, as investors started paying attention to the negative effects businesses could have on communities and the environment.

Ethical investing emerged as a major force during the 1980s, led by the highly visible campaign to disinvest in South Africa in order to fight apartheid. Pioneers like Calvert Investments, which first founded socially responsible funds in 1982, attracted investors who didn’t want their money going toward certain industries, products or business practices. (http://www.calvert.com/)

By 2008, investors were banding together to create advisory groups such as the Rockefeller Foundation’s Impact Investing Initiative (http://www.rockefellerfoundation.org/uploads/images/fda23ba9-ab7e-4c83-9218-24fdd79289cc.pdf) and the Global Impact Investing Network (http://www.thegiin.org/cgi-bin/iowa/home/index.html). Enabled by technology, organizations and measurement tools are springing up to support impact investors, addressing corporate governance and social and environmental performance as well as financial results. (http://www.ssireview.org/blog/entry/impact_investings_three_measurement_tools)

In the early years, impact investments fought negative perceptions that they would never match up in terms of financial return. Today’s impact investors are discovering that responsible investing can be both sustainable and profitable.

The effects of impact investing go beyond certain industries, jobs and investors. They can affect what institutions and even governments think is valuable and worthwhile. An increasing number of universities, cities and other big investors have pledged to ditch fossil fuels from their investment holdings. (http://gofossilfree.org/commitments/)

“This unlikely cohort represents the beginning of a tsunami that will change the face of climate advocacy, and which investors with significant exposure to fossil-fuel stocks ignore at their peril,” Ellen Dorsey, executive director of the Wallace Global Fund, argued in a recent Wall Street Journal report. (http://www.wsj.com/articles/should-endowments-divest-their-holdings-in-fossil-fuels-1416779351)

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Want to know more about Solar Bonds? Go to our website for complete information. (https://solarbonds.solarcity.com/)

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which information on this web site relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on the website.